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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                               1275 Pennsylvania Avenue NW
                                               Washington, D.C. 20004-2415
                                               202.383.0100
                                               fax 202.637.3593
                                               www.sutherland.com
                                               ATLANTA AUSTIN HOUSTON
                                               NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                               June 4, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE:  FIRST METLIFE INVESTORS INSURANCE COMPANY
          FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
          POST-EFFECTIVE AMENDMENT ON FORM N-4
          FILE NOS. 333-152450/811-08306
          ------------------------------

Dear Ms. White:

     On behalf of First MetLife Investors Insurance Company ("FMLI" or "the Company") and First MetLife Investors Variable Annuity Account One, we are responding to the comments that you orally provided to us on May 18, 2009 in connection with the Class XTRA post-effective amendment filed on May 13, 2009 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (the "1933 Act"). Each of the Staff's comments is set forth below, followed by the Company's response. To the extent that a response indicates that the Company proposes revised disclosure, the revised prospectus supplement is attached.

     1. COMMENT: Please bold the statement that states that the compounding income amount is eliminated.

          RESPONSE: The Company revised the prospectus supplement to make this change.

     2. COMMENT: In the last paragraph of Appendix II, please disclose (as was done in the previous paragraph) that the Annual Benefit Payment in the third through eighth contract years remains at $6,000 (i.e. $120,000 * 5%).

          RESPONSE: The Company revised the prospectus supplement to add this disclosure.

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Alison White, Esq.
June 4, 2009
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     3.   COMMENT: Please provide Tandy representations.

          RESPONSE: The Company has attached a letter acknowledging the Tandy representations.

                                      * * *

We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ W. Thomas Conner
                                        ----------------------------------------
                                        W. Thomas Conner

cc:  Michele Abate, Esq.
     John Richards, Esq.
     Lisa Flanagan, Esq.

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                    FIRST METLIFE INVESTORS INSURANCE COMPANY
              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                         SUPPLEMENT DATED JULY ___, 2009
                                       TO
                          PROSPECTUS DATED MAY 1, 2009

This supplement describes changes to certain features of the optional Lifetime Withdrawal Guarantee II rider that will be effective for Class XTRA variable annuity contracts issued by First MetLife Investors Insurance Company ("we," "us," or "our"). If approved by the New York State Insurance Department, these changes are effective for contracts issued based on applications and necessary information that we receive in good order at our MetLife Annuity Service Center on and after July 13, 2009.

IN ORDER TO RECEIVE THE CURRENT VERSIONS OF THESE OPTIONAL RIDERS, APPLICATIONS AND NECESSARY INFORMATION MUST BE RECEIVED BY OUR METLIFE ANNUITY SERVICE CENTER, IN GOOD ORDER, BEFORE THE CLOSE OF THE NEW YORK STOCK EXCHANGE ON JULY 10, 2009.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus. This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

I.   CHANGES FOR THE LIFETIME WITHDRAWAL GUARANTEE II RIDER

For contracts issued based on applications and necessary information that we receive, in good order, at our MetLife Annuity Service Center on and after July 13, 2009, the following changes will apply to the Lifetime Withdrawal Guarantee II rider:

     THE 6% COMPOUNDING INCOME AMOUNT IS ELIMINATED. This means the Total Guaranteed Withdrawal Amount can only be increased by additional purchase payments or upon an Automatic Annual Step-Up (provided the Step-Up is not declined).

     The Withdrawal Rate used for calculating the Annual Benefit Payment under the Single Life version of the Lifetime Withdrawal Guarantee II rider is:

          . 5% if you take your first withdrawal before the contract year in which the owner (or oldest joint owner or annuitant if the owner is a non-natural person) will attain age 76;

          . 6% if you take your first withdrawal during a contract year in which the owner (or oldest joint owner or annuitant if the owner is a non-natural person) attains or will attain age 76 or older.

     The Withdrawal Rate used for calculating the Annual Benefit Payment under the Joint Life version of the Lifetime Withdrawal Guarantee II rider is:

          . 4.5% if you take your first withdrawal before the contract year in which the younger spouse will attain age 76;

                                                                 SUPP-NYXTRA0709

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          .    6% if you take your first withdrawal during a contract year in which the younger spouse attains or will attain age 76 or older.

     For this purpose, a "contract year" is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.

All references in the prospectus to the 6% Compounding Income Amount and the Withdrawal Rates for the Lifetime Withdrawal Guarantee II rider are amended to conform to the changes described in this supplement.

II.  APPENDIX D

     At the end of Appendix D, add the following:

          L. Lifetime Withdrawal Guarantee -- Automatic Annual Step-Ups (No Withdrawals) - For Contracts Issued On or After July 13, 2009

          Assume that a contract owner, age 67 at issue, elected the Single Life version of the Lifetime Withdrawal Guarantee II rider and made an initial purchase payment of $100,000. Assume that no withdrawals are taken.

          At the first contract anniversary, assume the account value has increased to $110,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $100,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

          At the second contract anniversary, assume the account value has increased to $120,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $110,000 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).

          Assume that on the third through the eighth contract anniversaries the account value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. No Automatic Annual Step-Up will take place on the third through the eighth contract anniversaries and the Annual Benefit Payment will remain $6,000 ($120,000 x 5%). Assume the account value at the ninth contract anniversary has increased to $150,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $120,000 to $150,000. Because the contract owner is now age 76 and has not taken any withdrawals before the contract year in which the owner reached age 76, the Automatic Annual Step-Up will also reset the Withdrawal Rate from 5% to 6%. The Annual Benefit Payment will be reset to $9,000 ($150,000 x 6%).

     THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                               Telephone: (800) 343-8496
Irvine, CA 92614


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